Consolidated Financial Statements
For the Years Ended December 31, 2014 and December 31, 2013

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying consolidated financial statements of Golden Star Resources Ltd. (the “Company”) and all information in this financial report are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, include management’s best estimates and judgments.
Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.
The Board carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with management and the auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the consolidated financial statements on recommendation from the Audit Committee.
PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, was appointed by the shareholders at the last annual meeting to examine the consolidated financial statements and provide an independent professional opinion. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

"Samuel T. Coetzer"                        "André van Niekerk "
Samuel T. Coetzer                        André van Niekerk
President and Chief Executive Officer                Executive Vice President and Chief Financial Officer

Toronto, Canada
February 18, 2015

February 18, 2015

Independent Auditor’s Report

To the Shareholders of
Golden Star Resources Ltd.

We have completed an integrated audit of Golden Star Resources Ltd.’s (the company) 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of the company, which comprise the consolidated balance sheets as at December 31, 2014 and 2013 and the consolidated statements of operations, comprehensive loss, cash flows, and changes in shareholders’ equity for the years ended December 31, 2014 and 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years ended December 31, 2014 and 2013 in accordance with IFRS as issued by the IASB.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, ON, Canada M5J 0B2
T: +1 416 863 1133 , F:+1 416 365 8215 , www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Report on internal control over financial reporting
We have also audited the company’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, the company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants, Licensed Public Accountants

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)

	Notes	For the years ended December 31,
		2014	2013

Revenue		$328,915	$467,796
Cost of sales excluding depreciation and amortization	16	304,912	377,140
Depreciation and amortization		26,219	59,966
Mine operating (loss)/margin		(2,216)	30,690

Other expenses/(income)
Exploration expense		556	1,667
General and administrative		16,367	21,515
Property holding costs		—	7,018
Finance expense, net	17	7,375	9,841
Other income		(1,104)	(2,163)
Loss/(gain) on fair value of 5% Convertible Debentures	5	538	(51,967)
Impairment charges	22	57,747	355,624
Loss before tax		(83,695)	(310,845)
Income tax recovery	9	(254)	(12,331)
Net loss		$(83,441)	$(298,514)
Net loss attributable to non-controlling interest		(10,362)	(32,622)
Net loss attributable to Golden Star shareholders		$(73,079)	$(265,892)

Net loss per share attributable to Golden Star shareholders
Basic and diluted	15	$(0.28)	$(1.03)
Weighted average shares outstanding-basic and diluted (millions)		259.4	259.1
The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars)

	For the years ended December 31,
	2014	2013

OTHER COMPREHENSIVE LOSS
Net loss	$(83,441)	$(298,514)
Unrealized loss on investments, net of taxes	—	(7,626)
Transferred to net loss, net of taxes	—	1,370
Comprehensive loss	(83,441)	(304,770)
Comprehensive loss attributable to non-controlling interest	(10,362)	(32,622)
Comprehensive loss attributable to Golden Star shareholders	$(73,079)	$(272,148)
The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)

		As of	As of
		December 31,	December 31,
	Notes	2014	2013

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$39,352	$65,551
Accounts receivable		14,832	8,200
Inventories	6	54,279	67,725
Prepaids and other		4,767	6,852
Total Current Assets		113,230	148,328
RESTRICTED CASH		2,041	2,029
MINING INTERESTS	7	142,782	165,193
EXPLORATION AND EVALUATION ASSETS	8	—	9,747
INTANGIBLE ASSETS		—	446
Total Assets		$258,053	$325,743

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	10	$123,451	$108,983
Current portion of rehabilitation provisions	11	4,562	7,783
Current tax liability	9	—	9,506
Current portion of long term debt	12	17,181	10,855
Total Current Liabilities		145,194	137,127
LONG TERM DEBT	12	85,798	83,387
REHABILITATION PROVISIONS	11	81,254	78,527
Total Liabilities		312,246	299,041

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		695,266	694,906
CONTRIBUTED SURPLUS		31,532	29,346
DEFICIT		(725,623)	(652,544)
Total Golden Star Equity		1,175	71,708
NON-CONTROLLING INTEREST		(55,368)	(45,006)
Total Equity		(54,193)	26,702
Total Liabilities and Shareholders' Equity		$258,053	$325,743
The accompanying notes are an integral part of the consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "William L. Yeates"
Timothy C. Baker, Director                        William L. Yeates, Director

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)

		For the years ended December 31,
	Notes	2014	2013

OPERATING ACTIVITIES:
Net loss		$(83,441)	$(298,514)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization		26,267	60,008
Gain on sale of assets		(117)	(1,271)
Write-off of unsuccessful exploration costs		—	1,333
Impairment charges		57,747	355,624
Share-based compensation	14	2,515	3,013
Deferred income tax recovery	9	—	(32,936)
Loss/(gain) on fair value of 5% Convertible Debentures	5	538	(51,967)
Accretion of rehabilitation provisions		1,746	592
Amortization of deferred financing fees		248	103
Reclamation expenditures		(3,554)	(5,657)
Other		1,139	—
Changes in working capital	21	(677)	28,918
Net cash provided by operating activities		2,411	59,246
INVESTING ACTIVITIES:
Additions to mining properties		(73)	(62,415)
Additions to plant and equipment		(499)	(3,780)
Additions to construction in progress		(32,232)	(36,454)
Additions to exploration and evaluation assets		—	(218)
Capitalized interest		(851)	—
Change in accounts payable and deposits on mine equipment and material		(2,894)	(5,695)
Proceeds from sale of assets		—	7,200
Other investing activities		(12)	—
Net cash used in investing activities		(36,561)	(101,362)
FINANCING ACTIVITIES:
Principal payments on debt		(12,049)	(7,876)
Proceeds from debt agreements		20,000	36,507
Exercise of options		—	152
Net cash provided by financing activities		7,951	28,783
Decrease in cash and cash equivalents		(26,199)	(13,333)
Cash and cash equivalents, beginning of period		65,551	78,884
Cash and cash equivalents, end of period		$39,352	$65,551
See Note 21 for supplemental cash flow information.

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income/(Loss)	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2012	259,015,970	$694,652	$26,304	$6,256	$(386,652)	$(12,384)	$328,176
Shares issued under options	90,000	254	(102)	—	—	—	152
Options granted net of forfeitures	—	—	2,444	—	—	—	2,444
DSU's granted	—	—	700	—	—	—	700
Unrealized loss on investments	—	—	—	(7,626)	—	—	(7,626)
Transferred to net loss, net of taxes	—	—	—	1,370	—	—	1,370
Net loss	—	—	—	—	(265,892)	(32,622)	(298,514)

Balance at December 31, 2013	259,105,970	$694,906	$29,346	$—	$(652,544)	$(45,006)	$26,702
Shares issued under DSU's	384,113	360	(360)	—	—	—	—
Options granted net of forfeitures	—	—	2,053	—	—	—	2,053
DSU's granted	—	—	493	—	—	—	493
Net loss	—	—	—	—	(73,079)	(10,362)	(83,441)
Balance at December 31, 2014	259,490,083	$695,266	$31,532	$—	$(725,623)	$(55,368)	$(54,193)

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)

1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the New York Stock Exchange (the "NYSE MKT") under the symbol GSS and the Ghana stock exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, Wassa underground development project and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located approximately 35 kilometers from the town of Bogoso, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operation (“Bogoso”) located near the town of Bogoso, Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
At Bogoso, the Company processes both refractory and non-refractory ore. The Company has made a decision to suspend the refractory operation in late 2015 in conjunction with its business strategy to focus on lower cost mining opportunities at Wassa underground and Prestea underground.
2. BASIS OF PRESENTATION
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB") and with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook – Accounting.
These consolidated financial statements were approved by the Board of Directors of the Company on February 18, 2015.
Basis of presentation
These consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. SUMMARY OF ACCOUNTING POLICIES
Cash and cash equivalents
Cash includes cash deposits in any currency residing in chequing and sweep accounts. Cash equivalents consist of money market funds and other highly liquid investments purchased with maturities of three months or less. Investments with maturities greater than three months and up to one year are classified as short-term investments, while those with maturities in excess of one year are classified as long-term investments. Cash equivalents and short-term investments are stated at amortized cost, which typically approximates market value.

Inventories
Inventory classifications include “stockpiled ore,” “in-process inventory,” “finished goods inventory” and “materials and supplies”. The stated value of all production inventories include direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle. General and administrative costs for corporate offices are not included in any inventories.
Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured by estimating the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.
In-process inventory represents material that is currently being treated in the processing plants to extract the contained gold and to transform it into a saleable product. The amount of gold in the in-process inventory is determined by assay and by measure of the quantities of the various gold-bearing materials in the recovery process. The in-process gold is valued at the average of the beginning inventory and the cost of material fed into the processing stream plus in-process conversion costs including applicable mine-site overheads, depreciation and amortization related to the processing facilities.
Finished goods inventory is saleable gold in the form of doré bars that have been poured but not yet shipped from the mine site. Included in the costs are the direct costs of the mining and processing operations as well as direct mine-site overheads, amortization and depreciation.
Materials and supplies inventories consist mostly of equipment parts and other consumables required in the mining and ore processing activities.
All inventories are valued at the lower of average cost or net realizable value.
Exploration and evaluation assets
The initial acquisition costs of exploration and mining properties are capitalized.
Exploration and evaluation costs relating to mineral interests are charged to earnings in the year which they are incurred. When it is determined that a mining property has the reserve potential to be economical, subsequent exploration expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is likely to be economically feasible. These expenditures include such costs as materials used, surveying costs, drilling costs, consulting fees, payments made to contractors and depreciation of plant and equipment used for exploration and evaluation activities. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.
The Company assesses exploration and evaluation costs for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.
When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation costs in respect of that project are deemed to be impaired and the exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off.
Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as mining properties. Exploration and evaluation costs are also tested for impairment before the assets are transferred to mining properties.
After proven and probable reserves have been established, subsequent exploration and development costs are capitalized until such time as a property is in commercial production. Once commercial production is reached, accumulated capitalized acquisition, exploration and development costs become subject to amortization on a units-of-production basis when gold production begins.
Property, plant and equipment
Property, plant and equipment assets, including machinery, processing equipment, mining equipment, mine site facilities, buildings, vehicles and expenditures that extend the life of such assets, are initially recorded at cost including acquisition and installation costs. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and accumulated impairment losses.
The costs of self-constructed assets include direct construction costs and direct overhead during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Depreciation for mobile equipment and other assets having estimated lives shorter than the estimated life of the ore reserves is calculated using the straight-line method at rates which depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives. Mobile mining equipment is amortized over a five year life. Assets, such as processing plants, power generators and buildings, which have an estimated life equal to or greater than the estimated life of the ore reserves, are amortized over the life of the proven and probable reserves of the associated mining property using a units-of-production amortization method, less their anticipated residual values, if any. The net book value of property, plant and equipment assets is charged against income if the mine site is abandoned and it is determined that the assets cannot be economically transferred to another project or sold.
The residual values, useful lives and method of depreciation of property, plant and equipment are reviewed at each reporting period end, and adjusted prospectively if appropriate.
Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net in the consolidated statement of operations.
Mining properties
Mining property assets, including property acquisition costs, tailings storage facilities, mine-site development and drilling costs where proven and probable reserves have been established, pre-production waste stripping, condemnation drilling, roads, feasibility studies and wells are recorded at cost. The costs of self-constructed assets include direct construction costs, direct overhead costs and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Mining property assets are amortized over the life of the proven and probable reserves to which they relate, using a units-of-production amortization method. At open pit mines the costs of removing overburden from an ore body in order to expose ore during its initial development period are capitalized.
Betterment stripping (waste removal) costs
As part of its operations, the Company incurs stripping (waste removal) costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are capitalized as part of mining properties.
Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore to be mined in the future, the costs are recognized as a stripping activity asset (a non-current asset) if improved access to the ore body is probable, the component of the ore body can be accurately identified and the costs associated with improving the access can be reliably measured. If these criteria are not met the cost is expensed to the consolidated statement of operations as incurred.
The betterment stripping asset is subsequently depreciated using the units-of-production amortization method over the life of the identified component of the ore body that became more accessible as a result of the betterment stripping activity.
Intangible assets
Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives. Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights.
The intangible asset represented a right to receive, from the Ghana national grid, an amount of electric power equal to one fourth of a particular plant's power output over and above any rationing limit that might be imposed in the future by the Ghana national power authority. The intangible asset was amortized over five years ending in 2014.
Borrowing costs
Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.
Impairment of long-lived assets
The Company assesses at each reporting period whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, the Company estimates the recoverable amount of the asset and compares it against the asset's carrying amount. The recoverable amount is the higher of its fair value less cost of disposal ("FVLCD") and the asset's value in use ("VIU"). If the carrying amount exceeds the recoverable amount, an impairment loss is recorded in the consolidated statement of operations.
In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset not already reflected in the estimates of future cash flows. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.
FVLCD is best evidenced if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based on the best estimates available to reflect the amount that could be received from an arm's length transaction.
Future cash flows are based on estimated quantities of gold and other recoverable metals, expected price of gold (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed engineered life-of-mine plans.
Numerous factors including, but not limited to, unexpected grade changes, gold recovery variances, shortages of equipment and consumables, equipment failures, and collapse of pit walls could impact our ability to achieve forecasted production schedules from proven and probable reserves. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.
If an impairment loss reverses in a subsequent period, the carrying amount (post reversal) of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in the statement of operations in the period the reversals occur.
Material changes to any of the factors or assumptions discussed above could result in future asset impairments.
Rehabilitation provisions
The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on a periodic basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, inflation rates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. The present value is determined based on current market assessments of the time value of money using discount rates based on the risk-free rate maturing approximating the timing of expected expenditures to be incurred, and adjusted for country related risks. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.
Property holding cost
Property holding costs are costs incurred to retain and maintain properties. Such costs are expensed in the period incurred.
Foreign currency transactions
The Company's presentation currency of its consolidated financial statements is the U.S. dollar, as is the functional currency of its operations. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.
Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into U.S. dollars at the exchange rate at the date that the fair value was determined. Income and expense items are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in net loss, except those arising on the translation of available-for-sale investments that are recorded in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated at the exchange rate in effect at the transaction date.
Income taxes
Income taxes comprise the provision for (or recovery of) taxes actually paid or payable (current taxes) and for deferred taxes.
Current taxes are based on taxable earnings in the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the respective jurisdictions.
Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are computed using enacted or substantially enacted income tax rates in effect when the temporary differences are expected to reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period of substantial enactment. The provision for or the recovery of deferred taxes is based on the changes in deferred tax assets and liabilities during the period.
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.
Net income/(loss) per share
Basic income/(loss) per share of common stock is calculated by dividing income available to Golden Star's common shareholders by the weighted average number of common shares issued and outstanding during the period. In periods with earnings, the calculation of diluted net income per common share uses the treasury stock method to compute the dilutive effects of stock options and warrants, and other potentially dilutive instruments. In periods of loss, diluted net loss per share is equal to basic income per share.
Revenue recognition
Revenue from the sale of metal is recognized when the significant risks and rewards of ownership have passed to the purchaser. This occurs when the amount of revenue can be measured reliably, the metal has been delivered, title has passed to the buyer and it is probable that the economic benefits associated with the transaction will flow to the entity. All of our gold is transported to a South African gold refiner who locates a buyer and arranges for sale of our gold on the same day that the gold is shipped from the mine site. The sales price is based on the London P.M. fix on the day of shipment. Title and risk of ownership pass to the buyer on the day doré is shipped from the mine sites.
Share-based compensation
Under the Company's Third Amended and Restated 1997 Stock Option Plan, common share options may be granted to executives, employees, consultants and non-employee directors. Compensation expense for such grants is recorded in the consolidated statements of operations, with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair value of the option at the time of grant, measured by reference to the fair value determined using a Black-Scholes valuation model, and is recognized over the vesting periods of the respective options on a graded basis. Consideration paid to the Company on exercise of options is credited to share capital.
Under the Company's Deferred Share Unit ("DSU") plan, DSUs may be granted to executive officers and directors. Compensation expense for such grants is recorded in the consolidated statements of operations with a corresponding increase recorded in the contributed surplus account in the consolidated balance sheets. The expense is based on the fair values at the time of grant and is recognized over the vesting periods of the respective DSUs. Upon exercise the Company's compensation committee may, at its discretion, issue cash, shares of a combination thereof.
The Company's Share Appreciation Rights ("SARs") plan allows SARs to be issued to executives and directors. These awards are settled in cash on the exercise date equal to the Company's stock price less the strike price. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.
Performance share units
Under the Company's Performance Share Units ("PSU") plan, PSUs may be granted to executives, employees and non-employee directors. Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met. The cash award is determined by multiplying the number of units by the performance adjusting factor, which range from 0% to 200%. The performance factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. As the Company is required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense.
Leases
Leases that transfer substantially all of the benefits and risks of ownership to the Company are recorded as finance leases and classified as property, plant and equipment with a corresponding amount recorded with current and long-term debt. All other leases are classified as operating leases under which leasing costs are expensed in the period incurred.

Financial instruments
The Company recognizes all financial assets initially at fair value and classifies them into one of the following three categories: fair value through profit or loss ("FVTPL"), available-for-sale ("AFS") or loans and receivables, as appropriate. The Company has not classified any of its financial assets as held to maturity.
The Company recognizes all financial liabilities initially at fair value and classifies them as either FVTPL or loans and borrowings, as appropriate. The Company has not classified any of its derivatives as designated as hedging instruments in an effective hedge.
Convertible debentures
The Company's convertible debentures are considered financial instruments at FVTPL. The convertible debentures contain embedded derivatives that significantly modify the cash flows that otherwise would be required by the contract. The convertible debentures are recorded at fair value determined based on unadjusted quoted prices in active markets when available, otherwise by valuing the embedded derivative conversion feature and the debt component separately. The conversion feature is valued using a Black-Scholes model and the value of the debt is determined based on the present value of the future cash flows. Changes in fair value are recorded in the consolidated statement of operations. Upfront costs and fees related to the convertible debentures were recognized in the statement of operations as incurred and not deferred.
Derivatives
At various times the Company utilizes foreign exchange and commodity price derivatives to manage exposure to fluctuations in foreign currency exchange rates and gold prices, respectively. The Company does not employ derivative financial instruments for trading purposes or for speculative purposes. Our derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in the consolidated statement of operations. The Company did not have any foreign exchange derivatives outstanding at December 31, 2014.
Other comprehensive income/(loss)
Other comprehensive income/(loss) ("OCI") consists of unrealized gains/(losses) on AFS investments. Unrealized gains or losses on securities are net of any reclassification adjustments for realized gains or losses included in net income/(loss) or impairments to the investment which are considered permanent.
Changes in accounting policies
The Company has adopted the following new and revised standards, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that give rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this interpretation did not result in any impact to the Company’s financial statements.
IAS 32 Financial instruments: presentation was amended to clarify requirement for offsetting of financial assets and financial liabilities. The adoption of this amendment did not result in any impact to the Company’s financial statements.
IAS 36 Impairment of assets was amended to remove the requirement of disclosing recoverable amount when a cash generating unit ("CGU") contains goodwill or indefinite life intangible assets but there has been no impairment. This amendment also requires additional disclosure of recoverable amount of an asset of CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed. The adoption resulted in additional disclosures as included in Note 22 of these financial statements.
IAS 39 Financial instruments: Recognition and measurement was amended to provide relief from discontinuing hedge accounting when novation of a hedge instrument to a central counterparty meets specified criteria. The adoption of this amendment did not result in any impact to the company’s financial statements.
Standards, interpretations and amendments not yet effective
IFRS 15 Revenue from contracts with customers supersedes IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. This standard is effective for first interim periods within years beginning on or after January 1, 2017. The Company is still assessing the impact of this standard.
IFRS 9 Financial Instruments, issued in November 2009 replaces IAS 39, Financial Instruments: Recognition & Measurement. IFRS 9 introduces new requirements for classification, measurement and impairment of financial assets and hedge accounting. IFRS 9 establishes two primary measurement categories for financial assets: (i) amortized cost, and (ii) fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 was originally issued in November 2009, reissued in October 2010, amended in November 2013 and completed in July 2014. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is still assessing the impact of this standard.
4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
Preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions we believe to be reasonable under the circumstances. However, uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
Inventory valuation
Inventories are recorded at the lower of average cost or net realizable value ("NRV"). The allocation of costs to ore in stockpiles and the determination of NRV involve the use of estimates. Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured using estimates such as the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Timing and recovery of stockpiled ore can vary significantly from the estimates.
The net realizable value of materials and supplies is recorded based on the expected usage of the inventory items, salvage value and condition of the inventory items, all of which are based management estimates and judgments.
Mineral reserves
Determining mineral reserves and resources is a complex process involving numerous variables and is based on a professional evaluation using accepted international standards for the assessment of mineral reserves. Estimation is a subjective process, and the accuracy of such estimates is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve estimation may vary as a result of changes in the price of gold, production costs, and with additional knowledge of the ore deposits and mining conditions.
Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's results and financial position, particularly a change in the rate of depreciation and amortization of the related mining assets.
Betterment stripping costs
Significant judgment is required to distinguish between development stripping, production stripping which relates to extraction of inventory and development stripping which relates to the creation of a betterment stripping and stripping activity asset. Once the Company has identified its stripping for each surface mining operation, it identifies the separate components for the ore bodies in each of its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify these components and to determine the expected volumes (waste and ore) to be stripped in each component.
Judgment is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and betterment stripping for each component. The Company considers the ratio of the expected volume of ore to be mined for a specific component of the ore body to be the most suitable production measure.
Units of production depreciation
The mineral properties and a large portion of the property, plant and equipment is depreciated/amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold include proven and probable reserves. Changes in the estimated mineral reserves will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation and amortization expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral estimates.
Carrying value of assets and impairment charges
The Company undertakes a review of its assets at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made, which is considered to be the higher of its FVLCD and VIU. An impairment loss is recognized when the carrying value of the asset or CGU is higher than the recoverable amount. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, discount rates, future production and sale volumes, metal prices, reserves and resource quantities, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the asset or CGU. In determining a CGU, management has examined the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets.
Rehabilitation provisions
Environmental reclamation and closure liabilities are recognized at the time of environmental disturbance, in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate as well as any other constructive obligations that exist. The liability represents management's best estimates of cash required to settle the liability, inflation, assumptions of risks associated with future cash flows and the applicable risk-free interest rates for discounting the future cash outflow. The liability is reassessed and remeasured at each reporting date.
Fair value of convertible debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The inputs to these models are taken from observable markets where possible, but if this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
Income taxes
We deal with uncertainties and judgments in the application of complex tax regulations in the various jurisdictions where our properties are located. The amount of taxes paid is dependent upon many factors, including negotiations with taxing authorities in the various jurisdictions and resolution of disputes arising from our international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in our various tax jurisdictions based on our best estimate of additional taxes payable. We adjust these reserves in light of changing facts and circumstances, however, due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our estimates of our tax liabilities. If our estimate of tax liability proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater that the ultimate assessment, a tax benefit is recognized.
A deferred tax asset is recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences can be utilized.
5. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at December 31, 2014 and December 31, 2013:

		December 31, 2014		December 31, 2013
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$47,846	$47,846	$47,308	$47,308
There were no non-recurring fair value measurements of financial instruments as at December 31, 2014.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The Company's finance department is responsible for performing the valuation of financial instruments, including Level 3 fair values. The valuation processes and results are reviewed and approved by the Executive Vice President and Chief Financial Officer at least once every quarter, in line with the Company's quarterly reporting dates. Valuation results are discussed with the Audit Committee as part of its quarterly review of the Company's consolidated financial statements.

The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. A market-based volatility rate has been applied to the fair value computation. Inputs used to determine the fair value on December 31, 2014 and December 31, 2013 were as follows:

	December 31, 2014	December 31, 2013
5% Convertible Debentures
Risk free interest rate	0.9%	1.3%
Risk premium	25.1%	21.0%
Volatility	40.0%	40.0%
Remaining life (years)	2.4	3.4
The following table presents the changes in the Level 3 investments for the year ended December 31, 2014:

Fair value
Balance, December 31, 2013	$47,308
Loss in the period included in earnings	538
Balance, December 31, 2014	$47,846
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures would decrease and the related gain in the consolidated statement of operations would increase by $5.1 million for the year ended December 31, 2014. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
6. INVENTORIES
Inventories include the following components:

	As of	As of
	December 31,	December 31,
	2014	2013
Stockpiled ore	$21,035	$10,389
In-process	8,093	9,926
Materials and supplies	25,151	47,410
Total	$54,279	$67,725
The cost of inventories expensed for the years ended December 31, 2014 and 2013 was $288.5 million and $353.7 million, respectively.
A total of $18.0 million and $1.6 million of materials and supplies inventories were written off in 2014 and 2013 respectively, due to obsolescence and an additional $3.8 million and $10.8 million of net realizable value adjustments were recorded in 2014 and 2013 respectively.

7. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, and mining properties:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2012	$397,514	$555,436	$94,870	$1,047,820
Additions	33,870	69,725	—	103,595
Transfers	23,632	26,043	(49,675)	—
Change in rehabilitation provision estimate	—	28,056	—	28,056
Disposals and other	(946)	—	—	(946)
As of December 31, 2013	$454,070	$679,260	$45,195	$1,178,525
Additions	499	73	32,232	32,804
Transfers	6,717	32,824	(39,541)	—
Capitalized interest	—	—	851	851
Change in rehabilitation provision estimate	—	1,314	—	1,314
Disposals and other	(7,212)	—	(21)	(7,233)
As of December 31, 2014	$454,074	$713,471	$38,716	$1,206,261

Accumulated depreciation
As of December 31, 2012	$242,114	$364,106	$—	$606,220
Depreciation and amortization	24,124	31,151	—	55,275
Disposals and other	(840)	—	—	(840)
Impairment charges (Note 22)	117,563	235,114	—	352,677
As of December 31, 2013	$382,961	$630,371	$—	$1,013,332
Depreciation and amortization	19,249	6,307	—	25,556
Disposals and other	(5,409)	—	—	(5,409)
Impairment charges (Note 22)	9,043	11,651	9,306	30,000
As of December 31, 2014	$405,844	$648,329	$9,306	$1,063,479

Carrying amount
As of December 31, 2012	$155,400	$191,330	$94,870	$441,600
As of December 31, 2013	$71,109	$48,889	$45,195	$165,193
As of December 31, 2014	$48,230	$65,142	$29,410	$142,782
As at December 31, 2014, equipment under finance leases had net carrying amounts of $2.7 million. The total minimum lease payments are disclosed in Note 12 - Debt.
No depreciation is charged to construction in progress assets.

8. EXPLORATION AND EVALUATION ASSETS
The following table presents changes in exploration and evaluation assets:

Cost	Exploration and Evaluation Assets
As of December 31, 2012	$10,862
Exploration expenditures incurred	218
Write-off of unsuccessful exploration costs	(1,333)
As of December 31, 2013	$9,747
Write-off of unsuccessful exploration costs (Note 22)	(9,747)
As of December 31, 2014	$—
9. INCOME TAXES
We recognize deferred tax assets and liabilities based on the difference between the financial reporting and tax basis of assets and liabilities using the tax rates enacted or substantively enacted when the temporary differences are expected to reverse.
Our net deferred tax liabilities at December 31, 2014 and December 31, 2013 include the following components:

	As of	As of
	December 31,	December 31,
	2014	2013
Deferred tax assets
Non-capital loss carryovers	$17,444	$227
Other	140	4
Deferred tax liabilities
Mine property costs	11,943	227
Other	5,641	4
Net deferred tax liabilities	$—	$—
The movement in the net deferred tax liabilities were as follows:

	2014	2013
Balance at the beginning of the year	$—	32,937
Recognized in net earnings	—	(32,937)
Balance at the end of the year	$—	$—

The composition of our unrecognized deferred tax assets by tax jurisdiction is summarized as follows:

	As of	As of
	December 31,	December 31,
	2014	2013
Deductible temporary differences
Canada	$2,433	$8,060
U.S.	—	—
Ghana	52,679	73,583
	$55,112	$81,643

Tax losses
Canada	$44,312	$17,321
U.S.	158	180
Ghana	204,063	194,607
	$248,533	$212,108

Total unrecognized deferred tax assets
Canada	$46,745	$25,381
U.S.	158	180
Ghana	256,742	268,190
	$303,645	$293,751
The income taxes expense/(recovery) includes the following components:

	For the years ended December 31,
	2014	2013
Current tax (recovery)/expense
Current tax on net earnings	$—	$20,123
Adjustments in respect to prior years	(254)	483
	$(254)	$20,606
Deferred tax (recovery)/expense
Originating and reversal of temporary differences in the current year	—	(32,831)
Adjustments in respect to prior years	—	(106)
Change in tax rates	—	—
	—	(32,937)
Income tax expense/(recovery)	$(254)	$(12,331)

A reconciliation of expected income tax on net (loss)/income before minority interest at statutory rates with the actual income tax expenses/(recovery) is as follows:

	For the years ended December 31,
	2014	2013
Net (loss)/income before tax	$(83,695)	$(310,844)
Statutory tax rate	26.5%	26.5%
Tax (benefit)/expense at statutory rate	$(22,179)	$(82,374)

Foreign tax rates	(19,578)	(36,479)
Change in tax rates	—	(1,119)
Non-taxable portion of capital gain	—	1,110
Expired loss carryovers	17,161	12,268
Other	(41)	1,520
Non-deductible expenses	842	1,005
Loss carryover not previously recognized	—	18,574
Non-deductible convertible debenture conversion feature	—	(13,771)
Ghana property basis not previously recognized	—	(3,665)
Change in future tax assets due to exchange rates	3,399	1,081
Change in unrecognized deferred tax assets	20,142	89,519
Income tax expense /(recovery)	$(254)	$(12,331)
 At December 31, 2014, the Company had a tax pool and loss carryovers expiring as follows:

	Canada	Ghana	Other
2015	$7,356	$—	$—
2016	—	8,721	—
2018	—	46,540	—
2019	—	32,912	—
2026	18,159	—	—
2027	14,465	—	—
2028	13,056	—	—
2029	19,796	—	—
2030	17,694	—	—
2031	33,196	—	—
2032	16,069	—	—
2033	8,581	—	—
2034	4,844	—	—
Indefinite	26,472	527,938	648
Total	$179,688	$616,111	$648
$593.0 million of the Ghana tax pool is usable against taxable income generated at Bogoso, with the remaining amount usable against taxable income generated at Wassa.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	December 31,	December 31,
	2014	2013
Trade and other payables	$79,528	$61,188
Accrued liabilities	38,969	41,352
Payroll related liabilities	4,954	6,443
Total	$123,451	$108,983
Subsequent to December 31, 2014, the Company has reached an agreement with the electricity provider in Ghana, Volta River Authority, on a mutually acceptable plan to repay $30.4 million of payables included above. The repayment plan includes a deferral of approximately $22 million to 2016 and 2017.
11. REHABILITATION PROVISIONS
At December 31, 2014, the total undiscounted amount of the estimated future cash needs was estimated to be $92.4 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the years ended December 31,	For the year ended December 31,
	2014	2013
Beginning balance	$86,310	$63,319
Accretion of rehabilitation provisions	1,746	592
Changes in estimates	1,314	28,056
Cost of reclamation work performed	(3,554)	(5,657)
Balance at the end of the period	$85,816	$86,310

Current portion	$4,562	$7,783
Long term portion	81,254	78,527
Total	$85,816	$86,310
For the year ended December 31, 2014, the Company has recorded a change of estimates of $1.3 million on its rehabilitation provisions of the mine sites. The impact of the changes of estimates were an increase of $1.6 million to the reclamation provisions for Wassa and a decrease of $0.3 million to the reclamation provisions for Bogoso. The rehabilitation provision for Wassa was $18.2 million (2013 - $18.5 million). The Company expects the payments for reclamation to be incurred between 2015 and 2029. An increase in estimate of $1.6 million was recorded during 2014 due to a revision in the timing of payments. The rehabilitation provision for Bogoso was $67.6 million (2013 - $67.8 million). The reclamation payments are expected to be settled between 2015 and 2025.

12. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	December 31,	December 31,
	2014	2013
Current debt:
Equipment financing credit facility	$4,512	$5,218
Ecobank Loan I net of loan fees	11,686	4,752
Finance leases	983	885
Total current debt	$17,181	$10,855
Long term debt:
Equipment financing credit facility	$3,833	$8,150
Ecobank Loan I net of loan fees	31,239	24,101
Finance leases	2,880	3,828
5% Convertible Debentures at fair value (see Note 5)	47,846	47,308
Total long term debt	$85,798	$83,387
Equipment financing credit facility
Bogoso and Wassa maintain an equipment financing facility with Caterpillar Financial Services Corporation, with Golden Star as the guarantor of all amounts borrowed. The facility provides credit financing for new and used mining equipment. Amounts drawn under this facility are repayable over five years for new equipment and over two years for used equipment. The interest rate for each draw-down is fixed at the date of the draw-down using the US Federal Reserve Bank 2-year or 5-year swap rate or London Interbank Offered Rate (“LIBOR”) plus 2.38%. Each outstanding equipment loan is secured by the title of the specific equipment purchased with the loan until the loan has been repaid in full.
Ecobank loans
Ecobank loan I
In 2013, the Company through its subsidiary Golden Star (Wassa) Limited closed a $50 million secured Medium Term Loan Facility ("Ecobank Loan I") with Ecobank Ghana Limited and subsequently drew down $50 million of the facility. The loan has a term of 60 months from the date of initial drawing and is secured by, among other things, Wassa's existing plant, machinery and equipment. The interest rate is three month LIBOR plus 9% per annum, payable monthly in arrears. Principal amounts are payable quarterly in arrears.
Ecobank loan II
In the third quarter of 2014, the Company through its subsidiary Golden Star (Wassa) Limited closed an additional $25 million secured Medium Term Loan Facility ("Ecobank Loan II") with Ecobank Ghana Limited. Drawdowns under the loan will be available to finance the development of a potential underground mine at Wassa.  This additional $25 million loan has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa's existing plant, machinery and equipment. The interest rate on the loan is three month LIBOR plus 11%, per annum, payable monthly in arrears beginning a month following the initial drawdown. Payment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company will be required to adhere to certain financial covenants from the end of 2016. The Company has until the third quarter of 2015 to make drawdowns on the loan. At December 31, 2014, the Company had not made any drawdowns on this facility.
Finance leases
During the year ended December 31, 2014, the Company financed mining equipment at Wassa and Bogoso through equipment financing leases. These finance leases are payable in equal installments over a period of 60 months and have implicit interest rates of 6.9%. Each outstanding finance lease is secured by the title of the specific equipment purchased with the lease until the lease has been repaid in full.
Convertible Debentures
The 5% Convertible Debentures were issued on May 31, 2012, in the amount of $77.5 million, in exchange for $74.5 million of our 4% convertible senior unsecured debentures (the "4% Convertible Debentures") in privately negotiated transactions with certain holders of the 4% Convertible Debentures exempt from the registration requirements of the U.S. Securities Act of 1933, as amended.

The 5% Convertible Debentures are governed by the terms of an indenture dated May 31, 2012, by and between the Company and The Bank of New York Mellon, as Indenture Trustee.
Interest on the 5% Convertible Debentures is payable semi-annually in arrears on May 31 and November 30 of each year until maturity on June 1, 2017. The 5% Convertible Debentures are, subject to certain limitations, convertible into common shares at a conversion rate of 606.0606 common shares per $1,000 principal amount of the 5% Convertible Debentures (equal to an initial conversion price of $1.65 per share), or approximately 25% above the closing price of the Company's common shares on the NYSE MKT on May 17, 2012, the last full trading day prior to entry into the purchase agreement. The 5% Convertible Debentures are not redeemable at the Company's option, except in the event of certain change in control transactions where 90% or more of the outstanding 5% Convertible Debentures have accepted a mandatory offer from us to purchase them.
On maturity, the Company may, at its option, satisfy the repayment obligation by paying the principal amount of the 5% Convertible Debentures in cash or, subject to certain limitations, by issuing that number of the Company's common shares obtained by dividing the principal amount of the 5% Convertible Debentures outstanding by 95% of the weighted average trading price of the Company's common shares on the NYSE MKT for the 20 consecutive trading days ending five trading days preceding the maturity date (the "Current Market Price"). If the Company elects to repay the principal amount of the 5% Convertible Debentures at maturity by issuing common shares, and the Company is limited under the terms of the indenture from issuing a number of common shares sufficient to fully repay the 5% Convertible Debentures outstanding at maturity, the Company is required to pay the balance owing in cash, based on the difference between the principal amount of the 5% Convertible Debentures outstanding and the value of the common shares (based on the Current Market Price) delivered in repayment of the 5% Convertible Debentures.
The 5% Convertible Debentures are direct senior unsecured indebtedness of the Company, ranking equally and ratably with all other senior unsecured indebtedness, and senior to all subordinated indebtedness of the Company. None of the Company's subsidiaries has guaranteed the 5% Convertible Debentures, and the 5% Convertible Debentures do not limit the amount of debt that the Company or our subsidiaries may incur.
The 5% Convertible Debentures are accounted for at fair value and marked to market each reporting period and the corresponding gain/loss on fair value is recorded in the Statement of Operations.
Schedule of payments on outstanding debt as of December 31, 2014:

	2015	2016	2017	2018	Maturity
Equipment financing loans
Principal	$4,512	$2,761	$931	$141	2013 to 2018
Interest	417	180	34	4

Ecobank Loan I
Principal	11,686	11,686	11,686	8,765	2018
Interest	3,557	2,610	1,506	392

Finance leases
Principal	983	1,016	1,088	776	2018
Interest	239	172	100	24

5% Convertible Debentures
Principal	—	—	77,490	—	June 1, 2017
Interest	3,875	3,875	1,937	—

Total principal	$17,181	$15,463	$91,195	$9,682
Total interest	$8,088	$6,837	$3,577	$420
	$25,269	$22,300	$94,772	$10,102

13. COMMITMENTS AND CONTINGENCIES
Our commitments and contingencies include the following items:
Environmental bonding in Ghana
The Ghana Environmental Protection Agency ("EPA") requires environmental compliance bonds that provide assurance for environmental remediation at our Bogoso and Wassa mining operations. To meet this requirement the Company has environmental bonds totaling $9.6 million and $8.1 million for Wassa and Bogoso respectively with a commercial bank in Ghana. These bonds are guaranteed by Golden Star Resources Ltd. There is also a cross guarantee between Wassa and Bogoso. The Company also held cash deposits of $1.0 million and $1.0 million for each operation, which are recorded as restricted cash on the consolidated balance sheets.
Government of Ghana's rights to increase its participation
Under Act 703, the Government of Ghana has the right to acquire a special share in our Ghanaian subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree, and a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. A special share carries no voting rights and does not participate in dividends, profits or assets. If the Government of Ghana acquires a special share, it may require us to redeem the special share at any time for no consideration or for consideration determined by us. To date, the Government of Ghana has not sought to exercise any of these rights at our properties.
Royalties
Government of Ghana
The Ghana Government receives a royalty equal to 5% of mineral revenues.
Dunkwa Properties
As part of the acquisition of the Dunkwa properties in 2003, we agreed to pay the seller a net smelter return royalty on future gold production from the Mansiso and Asikuma properties. As per the acquisition agreement, there will be no royalty due on the first 200,000 ounces produced from Mampon which is located on the Asikuma property. The amount of the royalty is based on a sliding scale which ranges from 2% of net smelter return at gold prices at or below $300 per ounce and progressively increases to 3.5% for gold prices in excess of $400 per ounce. Since this property is currently undeveloped, we are not required to pay a royalty on this property.
Exploration agreements
Obuom
In October 2007, we entered into an agreement with AMI Resources Inc. (“AMI”), which gives AMI the right to earn our 54% ownership position in the Obuom property in Ghana. Should AMI eventually obtain full rights to our position on the property and develop a gold mining operation at Obuom, we would receive from AMI a 2% net smelter return royalty on 54% of the property’s gold production.
Operating leases and capital commitments
The Company is a party to certain contracts relating to operating leases, office rent and capital commitments. Future minimum payments under these agreements as at December 31, 2014 are as follows:

Less than 1 year	$3,924
Between 1 and 5 years	1,228
More than 5 years	—
Total	$5,152

14. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the statements of operations are as follows:

	For the years ended December 31,
	2014	2013
Share-based compensation	$2,515	$3,013
Share options
We have one stock option plan, the Third Amended and Restated 1997 Stock Option Plan (the “Plan”) approved by shareholders in May 2010, under which options are granted at the discretion of the Board of Directors. Options granted are non-assignable and are exercisable for a period of ten years or such other period as is stipulated in a stock option agreement between Golden Star and the optionee. Under the Plan, we may grant options to employees, consultants and directors of the Company or its subsidiaries for up to 25,000,000 shares, of which 2,341,338 are available for grant as of December 31, 2014. The exercise price of each option is not less than the closing price of our shares on the Toronto Stock Exchange on the day prior to the date of grant. Options typically vest over periods ranging from immediately to four years from the date of grant. Vesting periods are determined at the discretion of the Board of Directors.
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the year ended December 31, 2014 and 2013 were based on the weighted average assumptions noted in the following table:

	For the years ended December 31,
	2014	2013
Expected volatility	77.85%	59.77%
Risk-free interest rate	1.43%	0.44%
Expected lives	6.01 years	4.47 years
Dividend yield	0%	0%
Expected volatilities are based on the mean reversion tendency of the volatility of Golden Star's shares. Golden Star uses historical data to estimate share option exercise and employee departure behavior and this data is used in determining input data for the Black-Scholes model. Groups of employees that have dissimilar historical behavior are considered separately for valuation purposes. The expected term of the options granted represents the period of time that the options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different post-vesting behaviors. The risk-free rate for periods within the contractual term of the option is based on the Canadian Chartered Bank administered interest rates in effect at the time of the grant.
The weighted average fair value per option granted during the year ended December 31, 2014 was $0.57 (year ended December 31, 2013 - $0.76). As at December 31, 2014, there was $0.7 million of share-based compensation expense (December 31, 2013 - $0.8 million) relating to the Company's share options to be recorded in future periods.

A summary of option activity under the Company's Stock Option Plan during the years ended December 31, 2014 and 2013 are as follows:

	Options (‘000)	Weighted– Average Exercise price (Cdn$)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2012	12,337	2.74	6.2
Granted	2,814	1.66	5.4
Exercised	(90)	1.70	5.2
Forfeited	(1,799)	2.90	4.9
Expired	(414)	4.11	—
Outstanding as of December 31, 2013	12,848	2.45	5.5
Granted	3,975	0.86	9.2
Forfeited	(1,710)	2.07	5.3
Expired	(178)	6.95	—
Outstanding as of December 31, 2014	14,935	2.01	5.7

Exercisable as of December 31, 2013	9,046	2.70	5.4
Exercisable as of December 31, 2014	10,808	2.33	5.0
The number of options outstanding by strike price as of December 31, 2014 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2014	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2014	Weighted-average exercise price
Range of exercise price (Cdn$)	('000)	(years)	(Cdn$)	('000)	(Cdn$)
0.50 to 1.50	4,209	8.6	0.89	1,486	0.96
1.51 to 2.50	6,506	4.7	1.85	5,101	1.86
2.51 to 3.50	2,513	4.9	2.99	2,513	2.99
3.51 to 7.00	1,707	3.4	3.94	1,708	3.94
	14,935	5.7	2.01	10,808	2.33
The number of options outstanding by strike price as of December 31, 2013 is shown in the following table:

	Options outstanding			Options exercisable
	Number outstanding at December 31, 2013	Weighted-average remaining contractual life	Weighted-average exercise price	Number outstanding at December 31, 2013	Weighted-average exercise price
Range of exercise price (Cdn$)	('000)	(years)	(Cdn$)	('000)	(Cdn$)
0.50 to 1.50	717	6.5	1.13	429	1.17
1.51 to 2.50	7,257	5.6	1.86	4,017	1.88
2.51 to 3.50	2,754	5.9	2.99	2,480	3.00
3.51 to 7.00	2,120	4.0	4.20	2,120	4.20
	12,848	5.5	2.45	9,046	2.70
Share Bonus Plan
In December 1992, the Company established an Employees' Stock Bonus Plan (the “Bonus Plan”) for any full-time or part-time employee (whether or not a director) of the Company or any of our subsidiaries who has rendered meritorious services which contributed to the success of the Company or any of its subsidiaries. The Bonus Plan provides that a specifically designated committee of the Board of Directors may grant bonus common shares on terms that it might determine, within the limitations of the Bonus Plan and subject to the rules of applicable regulatory authorities. The Bonus Plan, as amended, provides for the issuance of 900,000 common shares of bonus stock, of which 710,854 common shares were issued as at December 31, 2012. There were no bonus shares issued during the years ended December 31, 2014 and 2013.
Deferred share units ("DSUs")
On March 9, 2011 the Board adopted a Deferred Share Unit Plan ("DSU Plan") which was subsequently approved by shareholders at the May 2011 annual meeting of shareholders. The DSU Plan provides for the issuance of Deferred Share Units (“DSUs”), each representing the right to receive one Golden Star common share upon redemption. DSUs may be redeemed only upon termination of the holder's services to the Company, and may be subject to vesting provisions. DSU awards are granted at the sole discretion of the Company's compensation committee. The DSU Plan allows directors, at their option, to receive all or any portion of their director retainer by accepting DSUs in lieu of cash.
The compensation committee may also award DSUs to executive officers and/or directors in lieu of cash as a component of their long term performance compensation, the amount of such awards being in proportion to the officer's or director's achievement of pre-determined performance goals. As with DSU awards for directors' retainers, DSUs received as performance compensation are redeemable only upon termination of the holder's services to the Company. The Company may, at its option, provide cash in lieu of common shares upon a holder's redemption, the cash value being established by the share price on the DSU original award date, less all applicable tax withholding.
For the year ended December 31, 2014, the DSUs that were granted vested immediately and a compensation expense of $0.5 million was recognized for these grants (year ended December 31, 2013 - $0.7 million). As of December 31, 2014, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the years ended December 31, 2014 and 2013:

	For the years ended December 31,
	2014	2013
Number of DSUs, beginning of period	1,381,593	388,059
Grants	964,728	993,534
Exercises	(384,113)	—
Number of DSUs, end of period	1,962,208	1,381,593
Share appreciation rights ("SARs")
On February 13, 2012, the Company adopted a Share Appreciation Rights Plan, and granted 1,543,043 share appreciation rights ("SARs") that vest after a period of three years.
As of December 31, 2014, there was approximately $0.6 million of total unrecognized compensation cost related to unvested SARs. For the year ended December 31, 2014, the Company recognized $nil recovery related to these cash settled awards (year ended December 31, 2013 - $0.1 million recovery).
A summary of the SARs activity during the years ended December 31, 2014 and 2013:

	For the years ended December 31,
	2014	2013
Number of SARs, beginning of period ('000)	3,027	1,079
Grants	460	2,090
Forfeited	(267)	(142)
Number of SARs, end of period ('000)	3,220	3,027
Performance share units
On January 1, 2014, the Company adopted a Performance Share Unit (“PSU”) Plan.  Each PSU represents one notional common share that is redeemed for cash based on the value of a common share at the end of the three year performance period, to the extent performance and vesting criteria have been met.  The PSUs vest at the end of a three year performance period based on the Company’s total shareholder return relative to a performance peer group of gold companies as listed in the PSU Plan. The cash award is determined by multiplying the number of units by the performance adjustment factor, which range from 0% to 200%. The performance adjustment factor is determined by comparing the Company's share price performance to the share price performance of a peer group of companies. As the Company is required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense. For the year ended December 31, 2014, the Company recorded $nil compensation expense.

A summary of the PSU activity during the year ended December 31, 2014:

For the year ended December 31,
2014
Number of PSUs, beginning of period ('000)	—
Grants	2,648
Forfeited	(302)
Number of PSUs, end of period ('000)	2,346
15. LOSS PER COMMON SHARE
The following table provides reconciliation between basic and diluted earnings per common share:

	For the years ended December 31,
	2014	2013
Net loss attributable to Golden Star shareholders	$(73,079)	$(265,892)

Weighted average number of basic and diluted shares (millions)	259.4	259.1

Net loss per share attributable to Golden Star shareholders:
Basic and diluted	$(0.28)	$(1.03)
16. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	For the years ended December 31,
	2014	2013
Contractors	$58,732	$102,951
Electricity	47,621	46,748
Fuel	28,622	31,028
Raw materials and consumables	90,716	108,285
Salaries and benefits	53,087	53,209
Transportation costs	2,503	4,078
General and administrative	9,780	9,357
Other	12,334	11,829
Betterment stripping costs capitalized	(5,864)	(28,511)
Mine operating expenses	$297,531	$338,974
Operating costs (to)/from metal inventory	(9,078)	14,752
Royalties	16,459	23,414
	$304,912	$377,140

17. FINANCE EXPENSE, NET
Finance income and expense include the following components:

	For the years ended December 31,
	2014	2013
Interest income	$(30)	$(36)
Interest expense	7,560	5,633
Net foreign exchange (gain)/loss	(1,901)	3,652
Accretion of rehabilitation provision	1,746	592
	$7,375	$9,841
18. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the years ended December 31, 2014 and 2013 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows:

	For the years ended December 31,
	2014	2013
Salaries, wages, and other benefits	$2,139	$2,020
Bonus and severances	868	2,125
Share-based compensation	1,145	1,606
	$4,152	$5,751
19. PRINCIPAL SUBSIDIARIES
The consolidated financial statements include the accounts of the Company and all of its subsidiaries at December 31, 2014. The principal operating subsidiaries are Wassa and Bogoso, in which the Company has a 90% ownership interest in each.
Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts are disclosed on a 100% basis and disclosure for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations.
Summarized statement of financial position

	Wassa		Bogoso
	As of December 31,		As of December 31,
	2014	2013	2014	2013
Non-controlling interest percentage	10%	10%	10%	10%

Current assets	$93,472	$100,711	$46,126	$58,594
Current liabilities	79,224	73,147	907,052	850,879
	14,248	27,564	(860,926)	(792,285)
Non-current assets	76,876	72,123	69,166	96,716
Non-current liabilities	51,068	49,080	72,794	76,240
	25,808	23,043	(3,628)	20,476
Net assets	40,056	50,607	(864,554)	(771,809)

Accumulated non-controlling interests	$(11,824)	$(12,912)	$67,192	$57,918

Summarized income statement

	Wassa		Bogoso
	For the years ended December 31,		For the years ended December 31,
	2014	2013	2014	2013
Revenue	$142,734	$263,072	$186,181	$204,724
Net loss	(10,875)	(23,592)	(92,747)	(302,633)
Comprehensive loss	$(10,875)	$(23,592)	$(92,747)	$(302,633)
Summarized cash flows

	Wassa		Bogoso
	For the years ended December 31,		For the years ended December 31,
	2014	2013	2014	2013
Cash flows provided by/(used in) operating activities	991	18,146	(13,326)	7,251
Cash flows used in investing activities	(14,744)	(33,570)	(21,817)	(69,079)
Cash flows provided by financing activities	3,425	29,272	37,742	48,778

20. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

For the years ended December 31,	Wassa	Bogoso	Other	Corporate	Total
2014
Revenue	$142,734	$186,181	$—	$—	$328,915
Mine operating expenses	114,667	182,864	—	—	297,531
Operating costs to metal inventory	(4,326)	(4,752)	—	—	(9,078)
Royalties	7,144	9,315	—	—	16,459
Cost of sales excluding depreciation and amortization	117,485	187,427	—	—	304,912
Depreciation and amortization	14,619	11,600	—	—	26,219
Mine operating margin/(loss)	10,630	(12,846)	—	—	(2,216)
Impairment charges	9,747	48,000	—	—	57,747
Income tax expense	(254)	—	—	—	(254)
Net loss attributable to non-controlling interest	(1,087)	(9,275)	—	—	(10,362)
Net loss attributable to Golden Star	$(10,894)	$(44,027)	$(512)	$(17,646)	$(73,079)

Capital expenditures	$16,406	$17,249	$—	$—	$33,655

2013
Revenue	$263,072	$204,724	$—	$—	$467,796
Mine operating expenses	145,484	193,490	—	—	338,974
Operating costs from metal inventory	4,411	10,341	—	—	14,752
Royalties	13,171	10,243	—	—	23,414
Cost of sales excluding depreciation and amortization	163,066	214,074	—	—	377,140
Depreciation and amortization	40,883	19,083	—	—	59,966
Mine operating margin/(loss)	59,123	(28,433)	—	—	30,690
Impairment charges	106,917	245,760	—	2,947	355,624
Income tax recovery	(12,331)	—	—	—	(12,331)
Net loss attributable to non-controlling interest	(2,359)	(30,263)	—	—	(32,622)
Net (loss)/income attributable to Golden Star	$(44,289)	$(247,443)	$(1,975)	$27,815	$(265,892)

Capital expenditures	$33,570	$69,079	$218	$—	$102,867

	Wassa	Bogoso	Other	Corporate	Total
December 31, 2014
Total assets	$130,010	$115,497	$834	$11,712	$258,053

December 31, 2013
Total assets	$138,653	$155,709	$753	$30,628	$325,743
Currently our gold production is shipped to a South African gold refinery. The refinery arranges for sale of the gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

21. SUPPLEMENTAL CASH FLOW INFORMATION
During the year ended December 31, 2014, $9.3 million was paid for income taxes (year ended December 31, 2013 - $23.5 million). The Company paid $7.9 million for interest during the year ended December 31, 2014 (year ended December 31, 2013 - $6.3 million).
Changes in working capital for the years ended December 31, 2014 and 2013 are as follows:

	For the years ended December 31,
	2014	2013
(Increase)/decrease in accounts receivable	$(6,632)	$3,695
(Increase)/decrease in inventories	(4,820)	11,238
Decrease in prepaids and other	2,193	3,867
Increase in accounts payable and accrued liabilities	18,088	13,006
Decrease in current tax liability	(9,506)	(2,888)
Total changes in working capital	$(677)	$28,918
22. IMPAIRMENT CHARGES
The following table shows the breakdown of the impairment charges for the years ended December 31, 2014 and 2013, respectively:

	For the years ended December 31,
	2014	2013
Bogoso	$30,000	$245,760
Wassa	—	106,917
Property plant and equipment, mining properties and intangible assets	30,000	352,677
Materials and supplies inventories	18,000	—
Exploration and evaluation assets	9,747	—
Available for sale investments	—	2,947
	$57,747	$355,624
Mining Interests
The recoverable amounts of the Company's CGUs are determined where facts and circumstances provide indicators of impairment. The recoverable amounts of the CGUs are determined based on each CGU's future cash flows based on the latest feasibility studies and life-of-mine cash flow projections. The estimated cash flows incorporate management's best estimate of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs, future capital expenditures, and foreign exchange rates. The gold price assumption used is based on consensus analyst pricing. Projected cash flows are then discounted using a weighted average cost of capital which includes estimates for risk-free interest rates, market return on equity, share volatility, debt-to-equity ratios and risks specific to the CGUs. Management's estimates of the recoverable amounts are classified as Level 3 in the fair value hierarchy.
At December 31, 2014, the Company assessed and concluded that there were no indicators of impairment for Wassa. For Bogoso, the remaining economical reserves for the refractory operation resulting in the planned suspension of the refractory operation in late 2015 is an indicator of potential impairment for the Bogoso refractory assets. As a result, the Company assessed the recoverable amounts of these Bogoso refractory assets.
At December 31, 2013, the carrying value of the net assets of the Company exceeded its market capitalization, which is an indicator of potential impairment. In addition, gold prices declined significantly during 2013 and remained at those lower levels. As a result, the Company assessed the recoverable amounts of both the Bogoso and Wassa CGUs.

Bogoso
An impairment charge of $30.0 million ($30.0 million, net of tax) was recorded against Bogoso's refractory assets at December 31, 2014. The impairment charge comprised of $11.7 million related to mine property, $9.3 million related to construction in progress and $9.0 million related to property, plant and equipment. These impairment charges represent the excess of carrying values over the total recoverable amount of $34.0 million, calculated on a value-in-use basis of the Bogoso refractory assets.
An impairment charge of $245.8 million ($245.8 million, net of tax) was recorded during 2013, primarily due to the overall decline in gold prices during the prior year which shortened Bogoso's mine life, resulting in Bogoso's carrying value exceeding its FVLCD of $103.1 million. The 2013 impairment charge at Bogoso comprised of $98.3 million related to property, plant, equipment, $146.3 million related to mine property and $1.2 million related to intangible assets.
Wassa
The 2013 impairment charge of $106.9 million ($83.5 million, net of tax) was comprised of $19.4 million related to property plant and equipment, and $87.5 million related to mine property. This was due to Wassa's carrying value exceeding the FVLCD of $65.9 million from its re-optimized life of mine plan.
Assumptions and sensitivities
The recoverable amounts were assessed using the gold price ranges and discount rates as presented in the table below:

	As at December 31, 2014	As at December 31, 2013
Gold prices per ounce	$1,250	$1,250 to $1,300
Discount rates	11.50%	8.25% to 9.25%
The discount rate of 11.5% used for impairment assessment of the Bogoso refractory assets at December 31, 2014 was based on a pre-tax weighted average discount rate.
Sensitivities
The projected cash flows are significantly affected by changes in assumptions including gold prices, future capital expenditures, production cost estimates and discount rates.
For the impairment charge recorded in the year ended December 31, 2014, a 1% change in discount rate used would change the impairment charge of Bogoso refractory assets by $0.1 million. A 5% change to the gold price assumption used would change the impairment charge of Bogoso refractory assets by $7.7 million.
Materials and supplies inventory
As the Bogoso refractory operation is expected to be suspended in late 2015, $18.0 million of materials and supplies inventories at the Bogoso refractory operation were written down. Based on a review of the inventory turnover and the expected inventory usage prior to the suspension of the refractory operation it was determined that the net realizable value exceeded the cost of these inventories, resulting in the $18.0 million write off.
Exploration and evaluation assets
The Company recorded a write down of $9.7 million on exploration and evaluation assets as the Company has determined that it is unlikely that development on these assets will proceed at currently expected gold prices.
Available for sale investments
The impairment charge of $2.9 million for the year ended December 31, 2013 relate to the significant drop in the quoted market price of the True Gold Mining Inc shares held by the Company. The Company sold this available for sale investment in the third quarter of 2013.
23. FINANCIAL RISK MANAGEMENT
Our exposure to market risk includes, but is not limited to, the following risks: changes in interest rates on our debt, changes in foreign currency exchange rates and commodity price fluctuations.
Interest rate risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our 5% Convertible Debentures and the outstanding loans under our equipment financing facility bear interest at a fixed rate and are not subject to changes in interest payments. The Ecobank Loan I bears interest based on the three month LIBOR plus 9% per annum, and the Ecobank Loan II bears interest based on the three month LIBOR plus 11% per annum. Based on our current

$43.8 million outstanding balance on Ecobank Loan I, a 100 basis points change in the three month LIBOR rate will result in $0.4 million per annum change in interest expense. We have not entered into any agreements to hedge against unfavorable changes in interest rates, but may in the future actively manage our exposure to interest rate risk.
Foreign currency exchange rate risk
Currency risk is risk that the fair value of future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and cash equivalents and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.
Since our revenues are denominated in U.S. dollars and our operating units transact much of their business in U.S. dollars, we are typically not subject to significant impacts from currency fluctuations. However, certain purchases of labor, operating supplies and capital assets are denominated in Ghana cedis, euros, British pounds, Australian dollars and South African rand. To accommodate these purchases, we maintain operating cash accounts in non-US dollar currencies and appreciation of these non-US dollar currencies against the U.S. dollar results in a foreign currency gain and a decrease in non-U.S. dollar currencies results in a loss. In the past, we have entered into forward purchase contracts for South African rand, euros and other currencies to hedge expected purchase costs of capital assets. During 2014 and 2013, we had no currency related derivatives. At December 31, 2014 and December 31, 2013, we held $1.5 million and $5.1 million, respectively, of foreign currency.
Commodity price risk
Gold is our primary product and, as a result, changes in the price of gold can significantly affect our results of operations and cash flows. Based on our gold production in the year, a $10 per ounce change in gold price would result in approximately a $2.6 million and $2.1 million change in our sales revenues and operating cash flows, respectively. To reduce gold price volatility, we have at various times entered into gold price hedges. As at December 31, 2014, the Company does not have any outstanding gold price derivative contracts.
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. We manage the liquidity risk inherent in these financial obligations by preparing monthly financial summaries, quarterly forecasts and annual long-term budgets which forecast cash needs and expected cash availability to meet future obligations. Typically these obligations are met by cash flows from operations and from cash on hand. Scheduling of capital spending and acquisitions of financial resources may also be employed, as needed and as available, to meet the cash demands of our obligations.
Our ability to repay or refinance our future obligations depends on a number of factors, some of which may be beyond our control. Factors that influence our ability to meet these obligations include general global economic conditions, credit and capital market conditions, results of operations, mineral reserves and resources and the price of gold.
The following table shows our contractual obligations as at December 31, 2014:

	Payment due (in thousands) by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Debt	$16,198	$104,554	$8,906	$—	$129,658
Finance leases	983	2,104	776	—	3,863
Interest on long term debt	8,088	10,414	420	—	18,922
Purchase obligations	3,642	—	—	—	3,642
Rehabilitation provisions [1]	4,562	28,168	29,627	30,040	92,397
Total	$33,473	$145,240	$39,729	$30,040	$248,482

[1]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
As at December 31, 2014, the Company has current assets of $113.2 million compared to current liabilities of $145.2 million. Subsequent to December 31, 2014, the Company has reached an agreement with the Volta River Authority on a mutually acceptable plan to repay $30.4 million of payables. The repayment plan includes a deferral of approximately $22 million to 2016 and 2017 which significantly improves the Company's working capital position. The Company expects to meet its short-term financing needs through cash flow from operations, the $25 million undrawn Ecobank Loan II, and future long term financing as required. These alternatives should provide the Company with the flexibility to fund any potential cash flow shortfall. There can be no assurance however that additional required financing will be available at all or on terms acceptable to the Company.

Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Our credit risk is primarily associated with liquid financial assets and derivatives. We limit exposure to credit risk on liquid financial assets by holding our cash, cash equivalents, restricted cash and deposits at highly-rated financial institutions. During 2014, all of our excess cash was invested in funds that hold only U.S. treasury bills. Risks associated with gold trade receivables is considered minimal as we sell gold to a credit-worthy buyer who settles promptly within two days of receipt of gold bullion.
24. CAPITAL RISK MANAGEMENT
The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.
In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

	As of	As of
	December 31,	December 31,
	2014	2013
Equity	$(54,193)	$26,702
Long-term debt	85,798	83,387
	$31,605	$110,089
Cash and cash equivalents	39,352	65,551
	$70,957	$175,640
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In doing so, the Company may issue new shares, restructure or issue new debt and acquire or dispose of assets.
In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's treasury policy specifies that cash is to be held in banks with a rating of A or higher by Moody's or Standard & Poor's. In addition, the Company's investment policy allows investment of surplus funds in permitted investments consisting of US treasury bills, notes and bonds, government sponsored agency debt obligations, corporate debt or municipal securities with credit rating of at least AA. All investments must have a maximum term to maturity of one year.